SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated June 5, 2007 filed by the Company with the Comisión Nacional de Valores.

By letter dated June 5, 2007 the Company reported that it sold 14,516.21 hectares of a 262,000 hectare farm, called “Los Pozos”, located in the Province of Salta to Mr. Bruno Mauricio Varela Marin.

The selling price was of US$ 2,177,431.50 (US$ 150 per hectare) which was paid at the moment of the transference of the deed and the possession. The Company had a book value for the sold hectares of US$ 7 per hectare, which means that the sale will represent a profit of approximately US$ 2.0 million to be reflected on the fiscal year ended on June 30, 2007.

Notwithstanding the above mentioned sale, the Company will remain as the owner of 247,484 hectares in Los Pozos.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: June 5, 2007